FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). |_| Form 3 Holdings Reported |_| Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .1.0

1. Name and Address of Reporting Person* Butler Gregory B.		2. Issuer Name and Ticker or Trading Symbol NORTHEAST UTILITIES (NU)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President, Secretary and General Counsel
(Last) (First) (Middle) c/o Northeast Utilities 107 Selden Street		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year 12/2002
(Street) Berlin, CT 06037					5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)		Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Shares, $5 par value							1,315 shs See Note 1	I	By 401k Plan trustee
Common Shares, $5 par value	2/23/2002		F	279 shs	A	$18.60	5,670 shs	D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercis- able and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to Purchase												45,516	D

Explanation of Responses:
Note 1. Shares held in trust under the Northeast Utilities Service Company 401k Plan, a qualified plan, as of December 31, 2002, according to information suppled by the plan's recordkeeper.

/s/ Gregory B. Butler **Signature of Reporting Person	February 12, 2003 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.